1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page

1.1	Announcement regarding effectiveness of shelf registration statement on Form F-3, dated March 19, 2004	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 22, 2004	By:	/s/ Zhou Deqiang

	Name:	Zhou Deqiang
	Title:	Chairman and CEO

3

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

Stock Code (00728)

China Telecom Corporation Limited

(A joint stock company incorporated in the People’s Republic of China with limited liability)

ANNOUNCEMENT

The Directors are pleased to announce that the shelf registration statement, which it filed with the SEC on 1 March 2004 as mentioned in its announcement dated 1 March 2004, has been declared effective as of 12.noon (New York time) on 17 March 2004.

The Directors are pleased to announce that the shelf registration statement, which it filed with the SEC on 1 March 2004 as mentioned in its announcement dated 1 March 2004, has been declared effective as of 12.noon (New York time) on 17 March 2004.

The shelf registration statement covers potential offerings from time to time in the U.S. by the Company of debt securities or H Shares (directly or in the form of ADSs) of up to an aggregate value of US$1 billion (approximately HK$7.78 billion).

No decision has been made by the Company to sell any of the securities covered by the shelf registration statement. The Company will consider market and other conditions before making any such decision. Investors should therefore exercise caution when dealing in H Shares.

Any offer or sale of debt securities or H shares by the Company under the shelf registration statement will also need to comply with the requirements of the Listing Rules and all applicable laws.

The shelf registration statement incorporates by reference important publicly available information filed by the Company with the SEC, which is available on the SEC website, www.sec.gov.

The Directors further confirm that save as disclosed in this announcement and the Company’s announcements published on

17 and 18 March 2004 respectively, the Directors are not aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

Definitions

“ADSs”	American Depositary Shares

“Company”	China Telecom Corporation Limited

“Directors”	directors of the Company

“H Shares”	H shares of the Company

“Listing Agreement”	the Listing Agreement entered into between The Stock Exchange of Hong Kong Limited and the Company in 2003

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“SEC”	the U.S. Securities and Exchange Commission

“U.S.”	United States of America

                      By order of the Board

CHINA TELECOM CORPORATION LIMITED

                                  Li Ping

                        Company Secretary

Beijing, 19 March 2004